Filed Pursuant to Rule 424(b)(5)
                                                File Number 333-51367

PROSPECTUS SUPPLEMENT
---------------------
(To Prospectus dated May 21, 1998)

                                  $450,000,000

                        [NATIONSBANK LOGO APPEARS HERE]

                          6 1/8% Senior Notes, due 2004
                                 --------------

     Interest on the 6 1/8% Senior Notes, due 2004 (the "Notes") will be payable by NationsBank Corporation ("NationsBank" or the "Corporation") semiannually on January 15 and July 15, commencing January 15, 1999. The Notes will mature on July 15, 2004 and are not redeemable prior to maturity. The Notes will not be listed on any securities exchange.

     The Notes will be issued in book-entry only form and will be represented by one or more global securities (the "Global Notes") registered in the name of The Depository Trust Company ("DTC"), as depositary, or its nominee. Except as described herein, the Notes will not be issued in definitive form. The Notes will be available for purchase in denominations of $1,000 and integral multiples thereof. Settlement of the Notes will be made in immediately available funds. So long as the Notes are represented by Global Notes registered in the name of DTC, the Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in the Notes will therefore settle in immediately available funds; however, settlements involving Cedel Bank, soci-t- anonyme ("Cedel Bank") or Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System (the "Euroclear Operator" or "Euroclear") and DTC will be dated the business day following the DTC settlement date. See "REGISTRATION AND SETTLEMENT" herein and in the accompanying Prospectus.
                                --------------
THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF NATIONSBANK, ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT
  AGENCY, AND INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

                                --------------
THIS PROSPECTUS SUPPLEMENT ALSO MAY BE USED BY NATIONSBANC MONTGOMERY SECURITIES LLC ("NMS"), A BROKER-DEALER AND DIRECT WHOLLY-OWNED SUBSIDIARY OF NATIONSBANK, IN CONNECTION WITH OFFERS AND SALES RELATED TO SECONDARY MARKET TRANSACTIONS IN THE NOTES. NMS OR ITS AFFILIATES MAY ACT AS PRINCIPAL OR AGENT IN SUCH TRANSACTIONS. ANY SUCH SALES WILL BE MADE AT NEGOTIATED PRICES RELATING
         TO PREVAILING MARKET PRICES AT THE TIME OF SALE OR OTHERWISE.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA (THE "COMMISSIONER") OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, THE COMMISSIONER OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       Price to      Underwriting     Proceeds to the
                      Public (1)     Discount (2)   Corporation (1) (3)
                      ----------     ------------   -------------------

Per Note .........         99.883%           .55%            99.333%
Total ............   $449,473,500     $2,475,000       $446,998,500
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from July 23, 1998.
(2) The Corporation has agreed to indemnify the Underwriters named herein against certain liabilities, including liabilities under the Securities
    Act of 1933, as amended. See "UNDERWRITING."
(3) Before deducting expenses payable by the Corporation estimated to be
    $250,000.
                                --------------
     The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to reject any order in whole or in part. It is expected that delivery of the Notes will be made through the facilities of DTC, Cedel Bank and Euroclear on July 23, 1998.
                                --------------
NationsBanc Montgomery Securities LLC
                     BancAmerica Robertson Stephens
                                          Bear, Stearns & Co. Inc.
                                                                 Lehman Brothers
                                --------------
            The date of this Prospectus Supplement is July 14, 1998.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."


                            DESCRIPTION OF THE NOTES

     The information herein concerning the Notes should be read in conjunction with the statements under "DESCRIPTION OF DEBT SECURITIES" in the accompanying Prospectus.


General

     The Notes will be issued in the aggregate principal amount of $450,000,000 under an Indenture (the "Indenture") dated as of January 1, 1995 between the Corporation and U.S. Bank Trust National Association (successor to BankAmerica National Trust Company), as trustee, as set forth in the accompanying Prospectus. The Notes will be available for purchase in denominations of $1,000 and integral multiples thereof. The Notes are unsecured and constitute a single series of debt securities under the Indenture. The Notes will bear interest from July 23, 1998 at the annual rate specified on the cover page of this Prospectus Supplement. Interest on the Notes will be payable semiannually in arrears on each January 15 and July 15, commencing January 15, 1999. The record date for the interest payable shall be the close of business on the last day of the calendar month preceding each interest payment date.

     If any interest payment date falls on a day that is not a Business Day, payment of such interest may be made on the next succeeding Business Day. If the maturity date of the Notes falls on a day that is not a Business Day, the payment of principal will be made on the next succeeding Business Day as if it were made on the date such payment was due and no interest will accrue for the period after the stated maturity date. The term "Business Day" with respect to any Note means any day, other than a Saturday or Sunday or a legal holiday in New York, New York or Charlotte, North Carolina, that is not a day on which banking institutions in New York, New York, or Charlotte, North Carolina are authorized or required by law or regulation to be closed. Initially, the Corporation will make payments of principal and interest at the office of The Bank of New York, 101 Barclay Street, New York, New York 10286, who has been appointed as authenticating and paying agent, registrar and transfer agent for the Notes. The Notes will mature on July 15, 2004 and are not redeemable prior to maturity. No sinking fund is provided for the Notes. There is no limitation in the Indenture on the amount of Senior Indebtedness (as described in the Prospectus) or other obligations which may be issued by the Corporation.


                              RECENT DEVELOPMENTS

Merger Agreement with BankAmerica Corporation

     NationsBank and BankAmerica Corporation, a Delaware corporation ("BankAmerica"), have entered into an Agreement and Plan of Reorganization dated as of April 10, 1998 (the "Merger Agreement"), under which (i) the Corporation will form a new Delaware subsidiary ("NationsBank (DE)") and will merge (the "Reincorporation Merger") with and into NationsBank (DE), with NationsBank (DE) as the surviving corporation in the Reincorporation Merger, and (ii) BankAmerica will thereafter merge (the "Merger," and together with the Reincorporation Merger, the "Reorganization") with and into NationsBank (DE), with NationsBank (DE) as the surviving corporation in the Merger. Consummation of the Reorganization is subject to various conditions. For additional information regarding the Reorganization, see the Corporation's Current Report on Form 8-K filed April 17, 1998 (amended by Form 8-K/A-1 filed April 24, 1998 and Form 8-K/A-2 filed May 18, 1998) incorporated herein by reference.

Recent NationsBank Financial Information

     Second quarter 1998 net income for NationsBank was $1.41 billion, or $1.47 per share, which included a $430 million gain on the sale of 67 banking offices in Florida arising from the merger (the "Barnett Merger") with Barnett Banks, Inc. ("Barnett"). Excluding the gain on the sale of the banking offices in Florida, operating earnings were $1.13 billion, or $1.18 per share. Net income in the second quarter of 1997 was $919 million, or $.97 per share.

     Taxable-equivalent net interest income of $2.56 billion in the second quarter of 1998 represented a 4% increase compared to $2.47 billion in the same period of 1997.

     Noninterest income in the second quarter of 1998 was $1.86 billion, or 31% higher than $1.42 billion in the comparable 1997 quarter.

     Second quarter noninterest expense was $2.51 billion compared to second quarter 1997 noninterest expense of $2.23 billion.

     The provision for credit losses increased to $265 million in the second quarter of 1998 from $225 million in the second quarter of 1997.

     Net charge-offs were $276 million in the second quarter of 1998, or .61% of average net loans, leases and factored accounts receivable, compared to $220 million, or .49% of average levels, in the second quarter of 1997. The allowance for credit losses was $3.21 billion at June 30, 1998, or 1.78% of net loans, leases and factored accounts receivable, compared to $3.28 billion, or 1.85% of net loans, leases and factored accounts receivable, at December 31, 1997. The allowance represented 248% of nonperforming loans at June 30, 1998 compared to 270% at December 31, 1997.

     Total nonperforming assets were $1.44 billion at June 30, 1998, or .80% of net loans, leases, factored accounts receivable and foreclosed properties, compared to $1.36 billion, or .77%, at December 31, 1997.

     Average deposits were $169.58 billion in the second quarter of 1998 compared to $167.76 billion in the same period in 1997.

     Average earning assets were $269.83 billion for the second quarter of 1998, of which net loans and leases were $178.96 billion and securities were $47.17 billion, compared to average earning assets of $244.43 billion for the second quarter of 1997.

     Total shareholders' equity was $26.67 billion at June 30, 1998, or 8.66% of total assets, compared to $24.75 billion, or 7.97% of total assets, at December 31, 1997. Return on average common shareholders' equity was 22.75% in the second quarter of 1998, up from 15.68% in the same year ago quarter. Excluding the gain on the sale of the banking offices in Florida, return on average common shareholders' equity was 18.27%.

     At June 30, 1998, the Corporation's Tier 1 and total risk-based capital ratios were 7.30% and 11.77%, respectively. The Corporation's leverage ratio was 6.21% at June 30, 1998.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Corporation and its subsidiaries as of March 31, 1998 and as adjusted to give effect to (i) the issuance of the Notes; and (ii) the issuance and the maturity of certain of the Corporation's and its subsidiaries' notes during the period beginning April 1, 1998 through the date of this Prospectus Supplement.



                                                                                 NationsBank      As
                                                                                    Actual     Adjusted
                                                                                ------------- ---------
                                                                                 (Amounts in millions)
LONG-TERM DEBT:
Senior debt
 NationsBank Corporation ......................................................    $11,104     $12,441
 6 1/8% Senior Notes, due 2004 ................................................         --         449
 Subsidiaries (1) .............................................................      9,779      10,994
                                                                                   -------     -------
   Total senior debt ..........................................................     20,883      23,884
                                                                                   -------     -------
Subordinated debt
 NationsBank Corporation ......................................................      7,866       8,216
 Subsidiaries (1) .............................................................        308         308
                                                                                   -------     -------
   Total subordinated debt ....................................................      8,174       8,524
                                                                                   -------     -------
   Total long-term debt .......................................................     29,057      32,408
                                                                                   -------     -------
Guaranteed Preferred Beneficial Interests in Corporation's
 Junior Subordinated Notes (2) ................................................      2,705       2,705
SHAREHOLDERS' EQUITY:
Preferred stock, authorized -- 45,000,000 shares; issued -- 2,133,560 shares ..         91          91
Common stock, authorized -- 1,250,000,000 shares; issued -- 955,198,552 shares      10,202      10,202
Retained earnings .............................................................     14,724      14,724
Other, including loan to ESOP trust ...........................................        203         203
                                                                                   -------     -------
   Total shareholders' equity .................................................     25,220      25,220
                                                                                   -------     -------
                                                                                   $56,982     $60,333
                                                                                   =======     =======

---------
(1) These obligations are direct obligations of certain of the subsidiaries of NationsBank and, as such, constitute claims against such subsidiaries prior to the Corporation's equity interest therein.
(2) The line item "Guaranteed Preferred Beneficial Interests in Corporation's Junior Subordinated Notes" reflects the issuance of $2,715 million aggregate liquidation amount of preferred undivided beneficial interests in the assets of seven wholly owned grantor trusts. The sole assets of the trusts are junior subordinated notes of the Corporation.


     As of March 31, 1998, the Corporation had $3.2 billion of commercial paper and other short-term notes payable outstanding. At March 31, 1998, the Corporation had unused lines of credit aggregating $1.5 billion, principally to support commercial paper borrowings.


                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following are the consolidated ratios of earnings to fixed charges for the three months ended March 31, 1998 and each of the years in the five-year period ended December 31, 1997:



                                                                           Year Ended
                                            Three Months                  December 31,
                                               Ended      --------------------------------------------
                                           March 31, 1998   1997     1996     1995     1994     1993
                                          --------------- -------- -------- -------- -------- --------
Ratio of Earnings to Fixed Charges:
 Excluding interest on deposits .........        1.5          2.0      2.0      1.8      2.0      2.6
 Including interest on deposits .........        1.3          1.5      1.5      1.4      1.5      1.6

                            SELECTED FINANCIAL DATA


     The following selected financial data for the five years ended December 31, 1997 are derived from financial statements of the Corporation audited by PricewaterhouseCoopers LLP, independent accountants. The financial data for the three months ended March 31, 1998 and 1997 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting only of normal recurring accruals, that the Corporation considers necessary for a fair presentation of its financial position and the results of its operations as of such dates and for such periods. Results for the three months ended March 31, 1998 are not necessarily indicative of the results that might be expected for any other interim period or for the year as a whole.



                                                                         Three Months
                                                                        Ended March 31,
                                                                  ---------------------------
                                                                      1998          1997
                                                                  ------------ --------------
                                                                  (Amounts in millions except
                                                                   per share information and
                                                                            ratios)
Income statement
 Interest income ................................................ $ 5,269        $  4,781
 Interest expense ...............................................   2,739           2,368
 Net interest income (taxable-equivalent) .......................   2,564           2,444
 Net interest income ............................................   2,530           2,413
 Provision for credit losses ....................................     265             222
 Gains (losses) on sales of securities ..........................     152              43
 Noninterest income .............................................   1,776           1,321
 Foreclosed properties expense (income) .........................       5              (2)
 Merger and restructuring items .................................     900              --
 Other noninterest expense ......................................   2,452           2,225
 Income before taxes and effect of change in method of
  accounting for income taxes ...................................     836           1,332
 Income tax expense .............................................     339             477
 Income before effect of change in method of
  accounting for income taxes ...................................     497             855
 Effect of change in method of accounting for income taxes ......      --              --
 Net income .....................................................     497             855
 Net income available to common shareholders ....................     495             851
 Net income (excluding merger and restructuring items) ..........   1,139             855
 Average common shares issued (in thousands) .................... 949,641         945,184
Per common share
 Earnings before effect of change in method of accounting
  for income taxes ..............................................  $  .52        $    .90
 Earnings .......................................................     .52             .90
 Earnings (excluding merger and restructuring items) ............    1.20             .90
 Diluted earnings ...............................................     .51             .88
 Diluted earnings (excluding merger and restructuring items).....    1.17             .88
 Cash dividends paid ............................................     .38             .33
 Shareholders' equity (period-end) ..............................   26.34           24.94
Balance sheet (period-end)
 Total loans, leases and factored accounts receivable,
  net of unearned income ........................................ 179,486         179,575
 Total assets ................................................... 314,503         280,755
 Total deposits ................................................. 170,046         170,664
 Long-term debt .................................................  29,547          26,306
 Common shareholders' equity ....................................  25,160          23,400
 Total shareholders' equity .....................................  25,220          23,525
Performance ratios
 Return on average assets........................................     .64%          1.22%
 Return on average assets (excluding merger and
  restructuring items) ..........................................    1.47            1.22
 Return on average common shareholders' equity (1) ..............    8.28           14.69
 Return on average common shareholders' equity
  (excluding merger and restructuring items) (1) ................   19.01           14.69
 Efficiency ratio ...............................................   56.50           59.09
 Total equity to total assets ...................................    8.02            8.38
Risk-based capital ratios (period-end) (2)
 Tier 1 .........................................................    6.80            7.06
 Total ..........................................................   11.19           11.58
 Leverage capital ratio .........................................    5.64            6.19
Cash basis financial data (3)
 Earnings per common share ......................................  $  .67        $   1.02
 Earnings per common share (excluding merger and
  restructuring items) ..........................................    1.34            1.02
 Diluted earnings per common share ..............................     .65             .99
 Diluted earnings per common share (excluding merger and
  restructuring items) ..........................................    1.31             .99
 Return on average tangible assets ..............................     .85%          1.43%
 Return on average tangible assets (excluding merger and
  restructuring items) ..........................................    1.70            1.43
 Return on average tangible common shareholders' equity (1) .....   18.68           26.37
 Return on average tangible common shareholders' equity
  (excluding merger and restructuring items) (1) ................   37.60           26.37
 Efficiency ratio ...............................................   53.30           56.09
 Ending tangible equity to tangible assets ......................    4.87            5.29



                                                                                      Year Ended December 31,
                                                                  ---------------------------------------------------------------
                                                                      1997         1996         1995         1994        1993
                                                                  ------------ ------------ ------------ ----------- ------------
                                                                   (Amounts in millions except per share information and ratios)
Income statement
 Interest income ................................................ $19,687      $16,832      $16,186      $13,084     $10,858
 Interest expense ...............................................   9,970        8,608        8,992        6,239       4,570
 Net interest income (taxable-equivalent) .......................   9,848        8,335        7,338        6,983       6,423
 Net interest income ............................................   9,717        8,224        7,194        6,845       6,288
 Provision for credit losses ....................................     954          760          505          384         550
 Gains (losses) on sales of securities ..........................     155           86           34          (26)         82
 Noninterest income .............................................   5,929        4,408        3,787        3,153       2,702
 Foreclosed properties expense (income) .........................       9           21           30            5         170
 Merger and restructuring items .................................     374          118           --           --          30
 Other noninterest expense ......................................   9,234        7,283        6,670        6,290       5,703
 Income before taxes and effect of change in method of
  accounting for income taxes ...................................   5,230        4,536        3,810        3,293       2,619
 Income tax expense .............................................   1,898        1,597        1,327        1,115         897
 Income before effect of change in method of
  accounting for income taxes ...................................   3,332        2,939        2,483        2,178       1,722
 Effect of change in method of accounting for income taxes ......      --           --           --           --         200
 Net income .....................................................   3,332        2,939        2,483        2,178       1,922
 Net income available to common shareholders ....................   3,321        2,922        2,459        2,150       1,894
 Net income (excluding merger and restructuring items) ..........   3,596        3,016        2,483        2,178       1,942
 Average common shares issued (in thousands) .................... 941,992      820,945      773,799      782,255     749,122
Per common share
 Earnings before effect of change in method of accounting
  for income taxes ..............................................  $ 3.53       $ 3.56       $ 3.18       $ 2.75      $ 2.26
 Earnings .......................................................    3.53         3.56         3.18         2.75        2.53
 Earnings (excluding merger and restructuring items) ............    3.81         3.65         3.18         2.75        2.55
 Diluted earnings ...............................................    3.44         3.50         3.10         2.70        2.48
 Diluted earnings (excluding merger and restructuring items).....    3.71         3.59         3.10         2.70        2.51
 Cash dividends paid ............................................    1.37         1.20         1.04          .94         .82
 Shareholders' equity (period-end) ..............................   26.15        21.23        20.59        17.75       16.19
Balance sheet (period-end)
 Total loans, leases and factored accounts receivable,
  net of unearned income ........................................ 176,778      153,041      147,519      131,892     117,937
 Total assets ................................................... 310,554      226,949      228,852      210,882     196,017
 Total deposits ................................................. 173,643      140,329      134,925      135,579     123,747
 Long-term debt .................................................  28,890       24,212       18,966        9,265       9,034
 Common shareholders' equity ....................................  24,684       16,956       15,933       13,895      12,518
 Total shareholders' equity .....................................  24,747       17,079       16,073       14,145      12,853
Performance ratios
 Return on average assets........................................    1.16%        1.22%        1.08%        1.07%       1.00%
 Return on average assets (excluding merger and
  restructuring items) ..........................................    1.25         1.25         1.08         1.07        1.01
 Return on average common shareholders' equity (1) ..............   14.12        17.74        16.91        16.23       15.23
 Return on average common shareholders' equity
  (excluding merger and restructuring items) (1) ................   15.25        18.21        16.91        16.23       15.41
 Efficiency ratio ...............................................   58.5         57.1         60.0         62.1        62.5
 Total equity to total assets ...................................    7.97         7.53         7.02         6.71        6.56
Risk-based capital ratios (period-end) (2)
 Tier 1 .........................................................    6.50         7.76         7.24         7.43        7.41
 Total ..........................................................   10.89        12.66        11.58        11.47       11.73
 Leverage capital ratio .........................................    5.57         7.09         6.27         6.18        6.00
Cash basis financial data (3)
 Earnings per common share ......................................  $ 4.06       $ 3.78       $ 3.40       $ 2.95      $ 2.71
 Earnings per common share (excluding merger and
  restructuring items) ..........................................    4.34         3.87         3.40         2.95        2.73
 Diluted earnings per common share ..............................    3.96         3.71         3.32         2.90        2.66
 Diluted earnings per common share (excluding merger and
  restructuring items) ..........................................    4.23         3.80         3.32         2.90        2.68
 Return on average tangible assets ..............................    1.38%        1.30%        1.17%        1.15%       1.09%
 Return on average tangible assets (excluding merger and
  restructuring items) ..........................................    1.47         1.34         1.17         1.15        1.10
 Return on average tangible common shareholders' equity (1) .....   27.51        22.31        21.32        19.89       18.56
 Return on average tangible common shareholders' equity
  (excluding merger and restructuring items) (1) ................   29.41        22.86        21.32        19.89       18.76
 Efficiency ratio ...............................................   55.3         55.7         58.4         60.5        61.0
 Ending tangible equity to tangible assets ......................    4.73         6.44         6.09         5.81        5.83

                                                                     Three Months
                                                                    Ended March 31,
                                                                 ---------------------
                                                                    1998       1997
                                                                 ---------- ----------
                                                                 (Amounts in millions
                                                                   except per share
                                                                    information and
                                                                        ratios)
Asset quality ratios
 Allowance for credit losses as a percentage of loans, leases and factored accounts receivable, net of unearned income
  (period-end) .................................................     1.81%      1.82%
 Allowance for credit losses as a percentage of nonperforming
  loans (period-end) ...........................................   233.89     263.99
 Net charge-offs as a percentage of average loans, leases and
  factored accounts receivable, net of unearned income .........      .63        .49
 Nonperforming assets as a percentage of loans, leases and
  factored accounts receivable, net of unearned income, and
  foreclosed properties (period-end) ...........................      .86        .81



                                                                                Year Ended December 31,
                                                                 ------------------------------------------------------
                                                                    1997       1996       1995       1994       1993
                                                                 ---------- ---------- ---------- ---------- ----------


                                                                 (Amounts in millions except per share information and
                                                                                         ratios)
Asset quality ratios
 Allowance for credit losses as a percentage of loans, leases and factored accounts receivable, net of unearned income
  (period-end) .................................................     1.85%      1.82%      1.81%      2.04%      2.28%
 Allowance for credit losses as a percentage of nonperforming
  loans (period-end) ...........................................   270.05     258.52     304.57     268.16     188.45
 Net charge-offs as a percentage of average loans, leases and
  factored accounts receivable, net of unearned income .........      .53        .49        .39        .33        .52
 Nonperforming assets as a percentage of loans, leases and
  factored accounts receivable, net of unearned income, and
  foreclosed properties (period-end) ...........................      .77        .83        .74       1.08       1.89

---------
(1) Average common shareholders' equity does not include the effect of market value adjustments to securities available for sale and marketable equity securities.
(2) Capital ratios for periods prior to January 9, 1998 included herein have not been restated to reflect the Barnett Merger. Under regulatory guidelines, Barnett was considered well capitalized at the end of each period presented herein.
(3) Cash basis calculations exclude intangible assets and the related amortization expense.


                          REGISTRATION AND SETTLEMENT

Same Day Settlement and Payment

     Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Notes are represented by Global Notes, all payments of principal and interest will be made by the Corporation in immediately available funds.

     Secondary trading in notes and debentures of corporate issuers is generally settled in clearing house or next day funds. In contrast, so long as the Notes are represented by Global Notes registered in the name of DTC or its nominee, the Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes. Settlements involving Cedel Bank or Euroclear and a DTC Participant will be dated the following business day. See "REGISTRATION AND SETTLEMENT -- Cedel Bank and Euroclear" in the accompanying Prospectus.


Book-Entry System

     The Notes will be issued in book-entry form only and will be represented by one or more Global Notes registered in the name of Cede & Co., as nominee of DTC. Cedel Bank and Euroclear will hold omnibus positions on behalf of Cedel Bank Participants (as described in the accompanying Prospectus) and Euroclear Participants (as described in the accompanying Prospectus), respectively, through customers' securities accounts in Cedel Bank's and Euroclear's names, respectively, on the books of their respective depositories, which, in turn, will hold such positions on the books of DTC.


                    CERTAIN UNITED STATES FEDERAL INCOME TAX
                       CONSEQUENCES TO FOREIGN INVESTORS

     Holders of the Notes who are not U.S. Persons (as defined below) must comply with applicable certification requirements in order to receive payments of interest free of applicable withholding taxes. In no event will any payments by the Corporation be increased as a result of any such withholding or other taxes. A holder of a Note that is not a U.S. Person will be subject to the 30% U.S. withholding tax (or in certain cases a 31% backup withholding tax) that generally applies to payments of interest on registered debt issued by U.S. Persons unless (i) each clearing system, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business in the chain of intermediaries between such holder of a Note and the U.S. entity required to withhold tax complies with applicable certification requirements, and (ii) such holder of a Note takes one of the following steps to obtain an exemption or reduced tax rate:

     Exemption for non-U.S. Persons (Form W-8). Holders of the Notes for which the interest income is not effectively connected with a United States trade or business, that do not own more than 10% of the stock of the Corporation and that are non-U.S. Persons can obtain a complete exemption from the withholding tax by filing a signed Form W-8 (Certificate of Foreign Status). If the information shown on Form W-8 changes, a new Form W-8 must be filed within 30 days of such change.

     Exemption for non-U.S. Persons with effectively connected income (Form
4224). A non-U.S. Person, including a non-U.S. corporation or bank with a U.S. branch, for which the interest income is effectively connected with its conduct of a trade or business in the United States, can obtain an exemption from the withholding tax by filing Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

     Exemption or reduced rate for non-U.S. Persons resident in treaty countries (Form 1001). Non-U.S. Persons that are holders of the Notes and reside in a country that has a tax treaty with the United States can obtain an exemption or reduced tax rate (depending on the treaty terms) by filing Form 1001 (Ownership, Exemption or Reduced Rate Certificate). If the treaty provides only for a reduced rate, withholding tax will be imposed at that rate unless the filer files Form W-8. Form 1001 may be filed by the holder of a Note or its agent.

     Exemption for U.S. Persons (Form W-9). U.S. Persons can obtain a complete exemption from the withholding tax by filing Form W-9 (Payer's Request for Taxpayer Identification Number and Certification).

     U.S. Federal Income Tax Reporting Procedure. A holder of a Note or, in the case of a Form 1001 or a Form 4224 filer, its agent, files by submitting the appropriate form to the person through whom it holds (the clearing agency, in the case of persons holding directly on the books of the clearing agency) prior to the first interest payment occurring after its acquisition of a Note. Form W-8 and Form 1001 are effective for three calendar years and Form 4224 is effective for one calendar year.

     As used herein, the term "U.S. Person" means a holder of a Note that for U.S. federal income tax purposes is (i) a citizen or resident of the U.S., (ii) a corporation, partnership, or other entity treated as such that is created or organized in or under the laws of the U.S. or of any state thereof (including Washington, D.C.), (iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of a connection with the conduct of a trade or business within the United States, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

     Recently issued Treasury regulations (the "Final Withholding Regulations"), which are generally effective with respect to payments made after December 31, 1998, consolidate and modify the current certification requirements and means by which a holder may claim exemption from the U.S. federal income tax withholding and provide certain presumptions regarding the status of holders when payment to the holders cannot be reliably associated with appropriate documentation provided to the payer. To avoid backup withholding with respect to payments made after December 31, 1998, holders of Notes will be required to provide certification, if applicable, that complies with the procedures in the Final Withholding Regulations by the first payment date after the effective date of those regulations, subject to certain transitional rules which may extend until December 31, 1999 certifications previously provided in accordance with the currently effective Treasury regulations. Because the application of the Final Withholding Regulations will vary depending on a holder's particular circumstances, all holders are urged to consult their own tax advisors regarding the application of the Final Withholding Regulations to them.

     This summary does not deal with all aspects of U.S. Federal income tax withholding that may be relevant to foreign holders of the Notes. Investors are advised to consult their own tax advisors for specific tax advice concerning their holding and disposing of the Notes.

                                  UNDERWRITING
     Subject to the terms and conditions set forth in an underwriting agreement dated July 14, 1998 (the "Underwriting Agreement") among the Corporation and the underwriters named therein (the "Underwriters"), the Corporation has agreed to sell to each of the Underwriters and each of the Underwriters has severally agreed to purchase the principal amount of the Notes set forth opposite its name below at the price set forth on the cover page of this Prospectus Supplement. The Underwriters are committed to purchase all the Notes offered hereby if any of the Notes are purchased.The Underwriting Agreement provides that settlement will occur on July 23, 1998.

                                                        Principal
                                                        Amount of
                     Underwriter                        the Notes
---------------------------------------------------- ---------------
     NationsBanc Montgomery Securities LLC .........  $112,500,000
     BancAmerica Robertson Stephens ................   112,500,000
     Bear, Stearns & Co. Inc. ......................   112,500,000
     Lehman Brothers Inc. ..........................   112,500,000
                                                      ------------
          Total ....................................  $450,000,000
                                                      ============

     The Underwriters have advised the Corporation that they propose initially to offer the Notes to the public at the Price to Public set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .35% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of such principal amount on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
     The Underwriting Agreement provides that the Corporation will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.
     The Notes are a new issue of securities with no established trading market. The Corporation does not intend to apply for listing of the Notes on any securities exchange. The Corporation has been advised by the Underwriters that they may make a market in the Notes. The Underwriters, however, are not obligated to make a market in the Notes and may discontinue any market making at any time without notice. The Corporation cannot provide any assurance that a secondary market for the Notes will develop.
     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. Underwriters may bid for and purchase the Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. These activities may stabilize or maintain the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any is undertaken, it may be discontinued at any time.
     NationsBanc Montgomery Securities LLC ("NMS") is a direct, wholly-owned subsidiary of NationsBank. Under Section 2720 of the Conduct Rules ("Section 2720") of the National Association of Securities Dealers, Inc. (the "NASD"), when an NASD member, such as NMS, participates in the distribution of an affiliated company's securities, the offering must be conducted in accordance with the applicable provisions of Section 2720. NationsBank is considered to be an "affiliate" (as such term is defined in Section 2720) of NMS. Accordingly, the offer and sale of any Notes by NMS will comply with the requirements of
Section 2720 regarding the underwriting of securities of affiliates. In addition, under Section 2720, no NASD member participating in offers and sales of the Notes may execute a transaction in the Notes in a discretionary account without the specific prior written approval of the member's customer. The offer will also comply with any restrictions that may be imposed on NMS by the Board of Governors of the Federal Reserve System.
     Following the initial distribution of the Notes, NMS or other affiliates of the Corporation may offer and sell the Notes in the course of their business as a broker-dealer and may act as principal, agent or remarketing agent in such transactions. This Prospectus Supplement may be delivered in connection with such transactions. Any such sales will be made at negotiated prices relating to prevailing market prices at the time of sale.
     BancAmerica Robertson Stephens is a wholly owned subsidiary of BankAmerica. See "RECENT DEVELOPMENTS -- Merger Agreement with BankAmerica Corporation."
     Each of the Underwriters or their affiliates provides or has provided investment or commercial banking services to NationsBank from time to time in the ordinary course of business.

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No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement and Prospectus in connection with the offering made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Corporation or by the Underwriters. Neither the delivery of this Prospectus Supplement or Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Corporation since the date hereof. This Prospectus Supplement and Prospectus do not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. This Prospectus Supplement and Prospectus also are to be used by NationsBanc Montgomery Securities LLC, a broker-dealer and a direct wholly-owned subsidiary of the Corporation, in connection with offers and sales related to secondary market transactions.

                       --------------------------------
                               TABLE OF CONTENTS


                                                    Page
              Prospectus Supplement                -----

   Description of the Notes ....................    S-2
   Recent Developments .........................    S-2
   Capitalization ..............................    S-4
   Ratios of Earnings to Fixed Charges .........    S-4
   Selected Financial Data .....................    S-5
   Registration and Settlement .................    S-6
   Certain United States Federal Income
      Tax Consequences to Foreign
      Investors ................................    S-6
   Underwriting ................................    S-8
                Prospectus
   Incorporation of Certain Documents by
      Reference ................................    2
   Available Information .......................    2
   NationsBank Corporation .....................    3
   Use of Proceeds .............................    6
   Ratios of Earnings to Fixed Charges .........    7
   Plan of Distribution ........................    7
   Description of Debt Securities ..............    9
   Description of Warrants .....................   15
   Description of Units ........................   17
   Registration and Settlement .................   17
   Legal Opinions ..............................   21
   Experts .....................................   21


                                  $450,000,000


                        [NATIONSBANK LOGO APPEARS HERE]


                              6 1/8% Senior Notes,
                                    due 2004


                       --------------------------------
                             PROSPECTUS SUPPLEMENT
                       --------------------------------


                     NationsBanc Montgomery Securities LLC

                         BancAmerica Robertson Stephens

                            Bear, Stearns & Co. Inc.

                                Lehman Brothers




                                 July 14, 1998

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